FOR IMMEDIATE RELEASE
MONDAY, APRIL 21, 2003

Shell Canada announces start of integrated oil sands operations

Calgary, Alberta – The Athabasca Oil Sands Project (AOSP) achieved fully integrated operation on April 19, 2003, when the Scotford Upgrader successfully started processing bitumen from the Muskeg River Mine.

In late March, the Scotford Upgrader, located near Fort Saskatchewan, Alberta, began making initial runs of light synthetic crude using purchased feedstocks. The upgrader has continued to build operational experience by running purchased feedstocks until bitumen from the mine became available for processing.

Production of bitumen from Train 1 of the Muskeg River Mine, located 75 kilometres north of Fort McMurray, Alberta, resumed on April 4, 2003. The Corridor Pipeline and associated tankage were subsequently filled, and Train 1 of the Scotford Upgrader has now started processing bitumen from the mine to manufacture synthetic crude oil products.

Shell expects Train 2 of the Muskeg River Mine to be available for use in May, providing additional bitumen production capacity. Train 2 of the Scotford Upgrader will be brought on stream as soon as this additional bitumen production becomes available. Some production volatility is likely during initial operations. The focus will be on ramping up to the designed production rate of 155,000 barrels per day of bitumen in the third quarter of 2003.

The Athabasca Oil Sands Project is a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). At full rates, the project will supply the equivalent of 10 per cent of Canada’s oil needs. Shell’s share of AOSP production will increase the Company’s total barrels-of-oil equivalent production by more than 50 per cent.

Tim Faithfull, Shell Canada’s President and CEO, said, “We’re now seeing fully integrated production from the Athabasca Oil Sands Project – a goal that thousands of people have worked long and hard to achieve. It takes a broad range of business and technical capabilities as well as great financial strength to successfully conclude a project of such immense size and scope and I’d like to thank all those who contributed to this achievement. Oil Sands is now poised to make a major contribution to Shell Canada’s future earnings.”

Investor Inquiries: Jim Fahner Manager, Investor Relations (403) 691-2175	Media Inquiries: Jan Rowley Manager, Public Affairs (403) 691-3899

Visit Shell’s Internet web site: www.shell.ca

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This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

Notes to the Editor:

The Project:

•	is the first new fully integrated oil sands project in 25 years.

•	is expected to ramp up to 155,000 barrels of bitumen per day in 2003.

•	at full rates will be capable of supplying 10 per cent of Canada’s oil needs.

•	was one of the largest employers of trades and construction workers in Canada, with more than 14,000 workers at the peak of construction in early 2002.

•	has created more than 850 permanent operating jobs.

•	has set an industry safety record in Alberta and a new standard for safety in Canada.

•	has targets to reduce, by 2010, its greenhouse gas emissions by 50 per cent, making emissions less than those associated with imported oil, which it will displace.